TherapeuticsMD, Inc.

6800 Broken Sound Parkway NW, Third Floor

Boca Raton, Florida 33487

January 8, 2015

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: TherapeuticsMD,	Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 5, 2014
File No. 001-00100

Dear Mr. Rosenberg:

On behalf of TherapeuticsMD, Inc., a Nevada corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated December 23, 2014, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 5, 2014 (File No. 001-00100) (the “Annual Report”).

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Business

Our Current Product Lines, page 7

1.    Please provide us with draft disclosure for your next annual report and future filings that includes the amount and percentage of total revenue generated by your commercial products that account for at least 10% of consolidated revenue in any of the last three fiscal years.

We refer you to Item 101(c)(1)(i) of Regulation S-K.

Company’s Response:

Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings that will include the amount or percentage of total revenue generated by the Company’s commercial products that account for at least 10% of consolidated revenue in any of the last three fiscal years or 15% or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years.

“We offer a wide range of products targeted for women’s health specifically associated with pregnancy, child birth, nursing, post-child birth, and menopause, including prescription and over-the-counter, or OTC, prenatal vitamins, iron supplements, vitamin D supplements, natural menopause relief products, and stretch mark creams under our vitaMedMD brand name and duplicate formulations of our prescription prenatal vitamin products, referred to as “generic” formulations, under our BocaGreenMD Prena1 name.

For the years ended December 31, 2014, 2013 and 2012, approximately [    ]%, 98%, and 98%, respectively, of our consolidated revenue was generated by our prenatal vitamin products. Our prenatal vitamin products are marketed as either OTC products or prescription products. Our OTC and prescription prenatal vitamin products are generally variations of the same product with slight modifications in formulation and marketing. The primary difference between our OTC and prescription prenatal vitamin products is the source of payment. Purchasers of our OTC prenatal vitamin products pay for the product directly while purchasers of our prescription prenatal vitamin products pay for the product via third-party payor. For both our OTC and prescription prenatal vitamin products, as well as our OTC cosmetic products, we employ the same sales force and marketing team to sell and market our products.

In March 2012, we launched our first prescription prenatal vitamin, vitaMedMD Plus Rx, with subsequent launches of our second prescription prenatal vitamin, vitaMedMD One Rx, in April 2012 and our third prescription prenatal vitamin, vitaMedMDRediChew™, Rx in May 2012. In the fourth quarter of 2012, we launched our BocaGreenMD Prena1 line of prescription prenatal vitamins, which included three prescription prenatal vitamins that were generic formulations of our vitaMedMD-branded prescription prenatal vitamins. In the first quarter of 2014, we introduced a new prescription prenatal vitamin product under our branded vitaMedMD name as vitaPearl and under our generic Prena1 name as Prena1 Pearl, which features a unique, proprietary combination of FOLMAX™, FePlus™, and pur-DHA™. Our product line is detailed below.”

Competition, page 11

2.    Please provide us with draft disclosure for your next annual report and future filings that more specifically describes the current competitive position for each of your three commercial product groups and your three pipeline product candidates. To the extent that the identities of your competitors are material to this discussion, we encourage you to provide them as well. We refer you to Item 101(c)(1)(x) of Regulation S-K.

Company’s Response:

Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings that more specifically describes the current competitive position for each of the Company’s three pipeline product candidates and the Company’s primary commercial product group, prenatal vitamins. To the extent that the identities of the Company’s competitors are material to this discussion, the Company has provided them as well:

“Pharmaceutical Industry

The pharmaceutical industry is subject to intense competition and is characterized by extensive research efforts and rapid technological change. Competition in our industry occurs in a variety of areas, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at lower cost, and developing new products to provide benefits superior to those of existing products. Most major pharmaceutical companies, as well as numerous specialty pharmaceutical companies, sell products in the women’s health sector of the pharmaceutical industry, which is comprised of products designed for post-pubescent females and is generally considered very fragmented. There are many companies focused on the women’s health sector of the pharmaceutical industry that have significantly greater financial and other resources than we do, including generic manufacturers, drug compounding pharmacies, and large pharmaceutical companies. In addition, academic and other research institutions could be engaged in research and development efforts for the indications targeted by our products.

Hormone Therapy Market

The menopause hormone therapy market includes two major components: an FDA-approved drug market and a non-FDA approved drug market supplied by compounding pharmacies. On November 27, 2013, the Drug Quality and Security Act became law and the FDA was given additional oversight over compounding pharmacies. We believe FDA-approved products are easily measured and monitored, while non-FDA approved hormone therapy drug products, typically referred to as bioidenticals, when produced and sold by compounding pharmacies, are not easily measured or monitored. Our phase 3 clinical trials are intended to establish an indication of the safety and efficacy of our bioidentical drug candidates at specific dosage levels. We intend our hormone therapy drug candidates, if approved by the FDA, to provide hormone therapies with well characterized safety and efficacy profiles that can be consistently manufactured to target specifications. This would provide an alternative to the non-FDA approved compounded bioidentical market. This aim is based on our belief that our drug candidates will offer advantages in terms of demonstrated safety and efficacy consistency in the hormone dose, lower patient cost as a result of insurance coverage and improved access as a result of availability from major retail pharmacy chains rather than custom order or formulation by individual compounders.

TX-001HR, our combination estradiol and progesterone drug candidate, is undergoing clinical trials for the treatment of moderate to severe vasomotor symptoms due to menopause. The combination of estradiol and progesterone for the treatment of moderate to severe vasomotor symptoms due to menopause for post-menopausal women with an intact uterus is comprised of two components: the FDA-approved drug market and the non-FDA-approved compounded drug market. According to the PHAST Prescription Monthly by Source Healthcare Analytics, the U.S. FDA-approved market for menopause-related combination estradiol and progesterone was approximately $625 million for the 12 months ended September 30, 2014. The largest competitors in the FDA-approved market are PREMARIN cream (Pfizer), generic estradiol and progestins (TEVA), FemHRT (Warner Chilcott), Angeliq (Bayer), and Activella (Novo Nordisk), with sales of PREMARIN cream constituting a majority of sales. None of the current FDA-approved drugs for the treatment of moderate to severe vasomotor symptoms due to menopause is bioidentical to the estradiol and progesterone produced by the ovaries. Based on various reports, included data recently presented at the North American Menopause Society, including Knowledge, Use, and Prescribing of Custom-Compounded Bioidentical Hormones for Menopausal Women: It’s Not What You Think, by JoAnn V. Pinkerton, et al., we estimate that U.S. sales of non-FDA approved compounded combination estradiol and progesterone products approximate $1.5 billion per year. The market for non-FDA approved compounded hormone therapy products is generally considered very fragmented because the products are prepared and sold by individual compounding pharmacies. We believe that TX-001HR, if approved by the FDA, would represent the first time a bioidentical combination product of estradiol and progesterone would be approved for use in a single combined product.

TX-002HR, our progesterone only drug candidate, is being developed for the treatment of secondary amenorrhea. According to PHAST Prescription Monthly by Source Healthcare Analytics, the U.S. progesterone alone oral market for 2013 was approximately $364 million. The largest competitors in the progestin alone oral market are Aygestin tablets (TEVA), Provera tablets (Pfizer), and Prometrium capsules (AbbVie). We believe that TX-002HR, if approved by the FDA, would provide for treatment of secondary amenorrhea without the potentially allergenic component of peanut oil found in existing products.

TX-004HR, our vaginal suppository estradiol drug candidate, is undergoing clinical trials for the treatment of vulvar and vaginal atrophy, or VVA, in post-menopausal women with vaginal linings that do not receive enough estrogen. According to the PHAST Prescription Monthly by Source Healthcare Analytics, the U.S. market for vaginal suppository estradiol for the treatment of VVA in post-menopausal women was approximately $1.3 billion for the 12 months ended September 30, 2014. Approximately $1.15 billion of such sales were by three products currently on the market: PREMARIN cream (Pfizer), ESTRACE cream (Warner Chilcott), and Vagifem tablets (Novo Nordisk). We believe that TX-004HR, if approved by the FDA, will be at least as effective as the existing treatments for VVA because of an early onset of action with less systemic exposure inferring a greater probability of dose administration to the target tissue, and it will have an added advantage of being a simple, easier to use dosage form versus traditional VVA treatments.

Prenatal Vitamin Market

The prenatal vitamin market is highly fragmented, with dozens of companies selling hundreds of competitive products. Prenatal vitamin products are marketed as either OTC products or prescription products, with many companies marketing their products through both channels. According to Source Healthcare Analytics’ PHAST 2.0 Report, during the 12 months ended November 30, 2014 approximately 8.2 million prescriptions for prenatal vitamins were sold in the United States for a total of approximately $399 million. According to the 2012 Gallup Target Market Report on Prenatal Vitamins, supplement use has been fairly constant overall between 2008 and 2011. However, shifts have occurred in terms of types used, with the trend toward OTC prenatal vitamins and away from prescription prenatal vitamins. We estimate that the U.S. OTC prenatal vitamin market is approximately $800 million a year.”

Intellectual Property, page 14

3.    Please provide us with draft disclosure for your next annual report and future filings that includes the number of material patent(s) relating to the OPERA technology, the jurisdiction(s), the expiration date(s), the type of patent protection you have secured and whether the patents are owned by you or licensed. If they are licensed, please describe the material terms of the license agreement, including the duration and termination provisions.

Company’s Response:

Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings that includes the number of material patent(s) relating to the OPERA technology, the jurisdiction(s), the expiration date(s), the type of patent protection the Company has secured and whether the patents are owned by the Company or licensed:

“In addition to numerous pending patent applications, as of [            ], we had [    ] issued patents, including:

—	one method patent that relates to our OPERA® information technology platform, which is owned by us and is a U.S. jurisdiction patent with an expiration date in 2029; and

—

[    ] utility patents that relate to our combination progesterone and estradiol formulations, which are owned by us and are U.S. jurisdiction patents with expiration dates in 2032. We have pending patent applications with respect to certain of these patents in Argentina, Australia, Canada, the European Union, Mexico, Brazil, Japan, Russia, South Africa and South Korea.”

Legal Proceedings, page 46

4.    We note your disclosure in Note 12 concerning the reimbursement of legal fees you incurred by Pernix Therapeutics, LLC. Please describe this litigation to us and provide us with your analysis as to why you apparently believe this matter is not material and did not need to be disclosed in this section. Should you determine that the matter will be discussed in your next annual report and future filings please provide us with draft disclosure as part of your response.

Company’s Response:

The disclosure in Note 12 to the financial statements contained in the Annual Report concerning the reimbursement by Pernix Therapeutics, LLC (“Pernix”) of legal fees incurred by us relates to a lawsuit filed by Aceto Corporation against TherapeuticsMD and BocaGreen on November 13, 2012. The Company initially disclosed the litigation under Item 3 – Legal

Proceedings in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and subsequently disclosed the litigation under Item 1 – Legal Proceedings in its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2013. In the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, the Company disclosed that, as of September 11, 2013, the parties to the lawsuit reached a tentative settlement agreement. Thereafter, on November 19, 2013, the Company entered into a definitive settlement agreement with respect to the litigation. At all times while the litigation was proceeding, the Company believed that the case was without merit and, as a result, it was not expected to have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of Years Ended December 31, 2013, 2012, and 2011:

Revenue, page 51

5.    Please provide us proposed revised disclosure of the changes in your product sales period over period that clearly delineates and quantifies the changes related to new product launches and price versus volume changes for existing products. Please see Item 303(a)(3)(iii) of Regulation S-K.

Company’s Response:

In its next Annual Report on Form 10-K, the Company plans to revise and supplement its disclosure about its revenue, substantially in the form below, to include changes in the Company’s product sales period over period that clearly delineates and quantifies the changes related to new product launches and price versus volume changes for existing products:

“Revenue for the year ended December 31, 2014 [increased] by approximately $[        ], or [    ]%, to approximately $[        ], compared with the year ended December 31, 2013. Of this $[        ], approximately $[        ], or [    ]%, was attributable to an increase in the number of existing products sold, approximately $[        ], or [    ]%, was attributable to an increase in the average sales price of our existing products, and approximately $[        ], or [    ]%, was attributable to sales of new products introduced during the year ended December 31, 2014.”

Operating Expenses, page 51

6.    Please provide us proposed disclosure to be included in future periodic reports that includes the following information for each of your research and development projects:

—	The costs incurred during each period presented and inception of the project to date;

—	The nature of efforts and steps necessary to complete the project;

—	The risks and uncertainties associated with completing development;

—	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and

—	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.

If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

Company’s Response:

Provided below is the Company’s proposed disclosure to be included in future periodic reports that includes the information described above for each of its research and development projects:

“Research and development costs increased by approximately $[        ], or [    ]%, to approximately $[        ], primarily as a result of [        ]. Research and development costs during the year ended December 31, 2014 included the following research and development projects:

TX-001HR. During the year ended December 31, 2014 and since the project’s inception in February 2013, we have incurred approximately $[        ] and $[        ], respectively, in research and development costs with respect to TX-001HR, our combination estradiol and progesterone drug candidate.

TX-002HR. During the year ended December 31, 2014 and since the project’s inception in April 2013, we have incurred approximately $[        ] and $[        ], respectively, in research and development costs with respect to TX-002HR, our progesterone only drug candidate.

TX-004HR. During the year ended December 31, 2014 and since the project’s inception in August 2014, we have incurred approximately $[        ] and $[        ], respectively, in research and development costs with respect to TX-004HR, our vaginal suppository estradiol drug candidate.

For a discussion of the nature of efforts and steps necessary to complete these projects, see “Item 1. Business — Research and Development.” For a discussion of the risks and uncertainties associated with completing development of our products, see “Item 1A. Risk Factors — Risks Related to Our Business.” For a discussion of the extent and nature of additional resources that we may need to obtain if our current liquidity is not expected to be sufficient to complete these projects, see “— Liquidity and Capital Resources.” For a discussion as to whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency or approval from a regulatory agency can be reliably determined, see “Item 1. Business — Our Hormone Therapy Drug Candidates,” “Item 1. Business — Products in Development” and “Item 1. Business — Pharmaceutical Regulation.” Future

milestones, including NDA submission dates, are not easily determinable as such milestones are dependent on various factors related to our clinical trials, including the timing of ongoing patient recruitment efforts to find eligible subjects for the applicable trials.”

Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 61

7.    Please confirm to us that you and your auditor applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013. Represent to us that in future filings you will indicate which COSO framework you applied.

Company’s Response:

The Company confirms that in management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2013, the Company and its auditor applied the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (1992). In assessing the effectiveness of internal controls over financial reporting as of December 31, 2014, management will use the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). The Company represents that in future filings it will indicate which COSO framework it has applied.

Financial Statements and Financial Statements Schedules

Notes To Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-13

8.    Please provide us proposed disclosure to be included in future periodic reports that provides your revenue by each separate product or group of similar products as required by ASC 280-10-50-40. At a minimum, it would appear that the following groupings may be appropriate:

—	prescription dietary supplements;

—	over-the-counter dietary supplements; and

—	over-the-counter cosmetic products.

Company’s Response:

The Company acknowledges the Staff’s comment number eight. The Company believes that further disclosure of revenue from external customers for the suggested groupings is not required by ASC 280-10-50-40 based on the aggregation criteria described in ASC 280-10-50-11. Based on the key elements of the aggregation criteria described in ASC 280-10-50-11, including the five specific requirements of economic similarities, the Company concluded that its prenatal vitamin products should be considered similar products and therefore it is appropriate to disclose total revenues for those products. As discussed in the draft disclosure provided in response to the Staff’s comment one above, the Company’s prenatal vitamin products are marketed as either OTC products or prescription products. The Company’s OTC and prescription prenatal vitamin products are generally variations of the same product with slight modifications in formulation and marketing. The primary difference between the Company’s OTC and prescription prenatal vitamin products is the source of payment. Purchasers of the Company’s OTC prenatal vitamin products pay for the product directly while purchasers of the Company’s prescription prenatal vitamin products pay for the product via third-party payor. Both the Company’s OTC and prescription prenatal vitamin products, as well as its OTC cosmetic products, share the same sales and marketing support teams utilizing similar marketing techniques.

Furthermore, if the Company were required to provide ASC 280-10-50-40 disclosure, the Company believes that such disclosure is already contained in the proposed disclosure in Note 13 - Business Concentrations, provided in response to the Staff’s comment 11 below. The revenue that is generated by the Company from major external customers is all generated from sales of the Company’s prescription prenatal vitamin products. There are no major external customers for the Company’s OTC prenatal vitamin or other products. Accordingly, the same external customers that would be listed in disclosure pursuant to ASC 280-10-50-40 for the Company’s prescription prenatal vitamin products are those customers listed in Note 13 for all of the Company’s products.

Please also see the draft disclosure regarding segment reporting provided in response to the Staff’s comment nine below.

9.    Please tell us how you considered the guidance in ASC 280-10-50-1 in apparently concluding that you operate in only one segment.

Company’s Response:

The Company has considered criteria set in ASC 280-10-50-1 and concluded that it operates as one reporting segment, women’s healthcare products. According to ASC 280-10-50-1, an operating segment must:

a.	Engage in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
b.

Have operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and

c.	Have discrete financial information is available.

The Company has reviewed its products and determined that none of its product or groups of similar products meets the criteria set forth above.

The Company has identified the President of the Company as its CODM. The Company’s CODM manages the business and reviews the performance of the Company based on total sales, regardless of product type or distribution channel. The CODM reviews the Company’s overall financial results to assess whether the Company as a whole is achieving revenue growth and determines areas in which resources need to be directed to achieve these objectives on a consolidated basis, rather than operating results of a particular product type or distribution channel. The CODM makes resource allocation decisions based on the Company’s overall objectives, including achieving overall revenue growth, strengthening and maintaining the Company’s market leadership, expansion into new markets, and improving brand recognition among selected demographic groups. The CODM does not make resource allocation decisions or assess performance on a product type or distribution channel basis, nor does the CODM regularly review operating results on such basis.

Additionally, the Company does not have available discrete financial information on a product type or distribution channel basis because the Company employs the same sales force and marketing team to sell and market its products, regardless of product type or distribution channel. As discussed in the draft disclosure provided in response to the Staff’s comment one above, the Company’s prenatal vitamin products are marketed as either OTC products or prescription products. The Company’s OTC and prescription prenatal vitamin products are generally variations of the same product with slight modifications in formulation and marketing. The primary difference between the Company’s OTC and prescription prenatal vitamin products is the source of payment. Purchasers of the Company’s OTC prenatal vitamin products pay for the product directly while purchasers of the Company’s prescription prenatal vitamin products pay for the product via third-party payor. Both the Company’s OTC and prescription prenatal vitamin products, as well as its OTC cosmetic products, share the same marketing support team utilizing similar marketing techniques. The Company markets all of its products utilizing the same national sales force and customer service group that calls on healthcare providers in the OB/GYN market space who recommend and/or prescribe the Company’s products to their patients. Sales of the Company’s products are driven by doctors who ultimately recommend and/or prescribe the Company’s products based on their patients’ needs. The same doctor may recommend and/or prescribe various Company products, all of which were marketed to such doctor via the same sales force. Accordingly, the Company does not allocate expenses or have available discrete financial information on a product type or distribution channel basis and does not believe that its different product types of distribution channels constitute operating segments.

Provided below is the Company’s proposed disclosure to be included in future periodic reports relating to accounting policy regarding segment reporting:

“Segment Reporting

The Company is managed and operated as one business, which is focused on creating and commercializing products targeted exclusively for women. The Company’s business operations are managed by a single management team that reports to the President of the Company. The Company does not operate separate lines of business with respect to any of its products and the Company does not prepare discrete financial information with respect to separate products. All product sales are derived from sales in the United States. Accordingly, the Company views its business as one reportable operating segment.”

Research and Development Expenses, page F-14

10.    You disclose that your research and development expenses include regulatory consulting and legal counsel. Please tell us the activities undertaken by your regulatory consultants and legal counsel and why their fees qualify as research and development under ASC 730-10-20. In your response specifically explain to us how their activities are indicative of discovering new knowledge or applying new knowledge to new products and why these activities are not general or administrative in nature. Reference for us the authoritative literature you rely upon to support your classification of these expenditures.

Company’s Response:

The activities undertaken by the Company’s regulatory consultants that were classified as research and development expenses include assisting, consulting with, and advising the Company’s in-house staff with respect to various FDA submission processes, clinical trial processes, and scientific writing matters, including preparing protocols and FDA submissions. Legal activities that were classified as research and development expenses related to designing experiments to generate data for patents and to further the formulation development process for the Company’s pipeline technologies. Outside legal counsel also provided professional research regarding the legal landscape of potential patents. These consulting and legal expenses were direct costs associated with preparing, reviewing, and undertaking work for the Company’s clinical trials and investigative drugs. Since the expenses were directly related to the Company’s existing clinical trials or pipeline technologies, the expenses were considered contract services as described in ASC 730-10-25-2 4d and charged as research and development expenses. Other consulting and legal fees to support patent applications, patent defense, and non-FDA work were excluded from research and development expense as required under ASC 730-10-55-2 9i and were either classified as general and administrative expense or capitalized when appropriate.

Note 13 – Business Concentrations, page F-33

11.    Please provide us proposed revised disclosure to be provided in future periodic reports of the second and third paragraphs of this note that addresses the following:

—

Clarify what revenue concentrations you are addressing. In this regard, the second paragraph appears to address prescription dietary supplements revenues but the last sentence in this paragraph only mentions revenue recognized. It is unclear whether the third paragraph attempts to discuss all revenues.

—

In the third paragraph include the concentrations for 2011 as based on the information in the second paragraph it appears you sold product to these customers in 2011. Otherwise, tell us why disclosure for 2011 is not warranted.

—	Revise your presentation to disclose separately revenue recognized for each customer over 10% as required by ASC 280-10-50-42.

Company’s Response:

Provided below is the Company’s proposed revised disclosure to be included in future periodic reports of the second and third paragraphs of Note 13 that address the items noted in the Staff’s comment above. With respect to the Staff’s comment regarding the inclusion of the concentrations for 2011, the disclosure in the third paragraph of the footnote should indicate that the Company had no recognized or deferred revenue from AmerisourceBergen Corporation, Cardinal Health, Inc., or McKesson Corporation in 2011. The Company advises the Staff that 64% and 28% of the Company’s recognized revenue (income statement account) and 97% and 98% of the Company’s deferred revenue (balance sheet account) for calendar years 2013 and 2012, respectively, was generated from sales to only three customers. The second and third paragraphs were designed to disclose the percentage of recognized revenue on the income statement and deferred revenue on the balance sheet generated by these three customers.

“We purchase our products from several suppliers with approximately [    ]%, 98%, and 76% of our purchases supplied from one vendor for the years ended December 31, 2014, 2013, and 2012, respectively.

We sell our prenatal dietary supplement products to wholesale distributors, specialty pharmacies, specialty distributors, and chain drug stores that generally sell products to retail pharmacies, hospitals, other institutions and directly to retail customers. Revenue generated from three customers accounted for approximately [    ]%, 64%, and 28% of our recognized revenue and [    ]%, 97%, and 98% of our deferred revenue for the years ended December 31, 2014, 2013, and 2012, respectively.

For the years ended December 31, 2014, 2013 and 2012, we had three customers that generated more than 10% of our sales – these customers are designated as customers “A”, “B”, and “C”. Customers A, B, and C generated $[        ], $[        ], and $[        ], respectively in 2014; $1,221,212, $1,711,417, and $2,588,626, respectively, in 2013; and $67,599, $490,092, and $830,902, respectively in 2012.”

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (561) 961-1931 or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0856.

Sincerely,

/s/ Daniel A. Cartwright
Daniel A. Cartwright
Chief Financial Officer

cc:	James Peklenk
Mark Brunhofer
Scot Foley, Esq.
Jeff Riedler
Securities and Exchange Commission

Gary M. Epstein, Esq.
Joshua M. Samek, Esq.
Greenberg Traurig, P.A.

Howard Condo
Rosenberg Rich Baker Berman & Company